Exhibit (q): Description of Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies


RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK'S DESCRIPTION OF TRANSFER AND REDEMPTION PROCEDURES AND METHOD OF CONVERSION TO FIXED BENEFIT POLICIES

This document sets forth, as required by Rule 6e-3(T)(b)(12)(ii), the administrative procedures that will be followed by RiverSource Life Insurance Co. of New York ("RiverSource Life of New York ") in connection with the issuance of its flexible premium variable life insurance policy ("Policy"), the transfer of assets held thereunder, and the redemption by Policyowners of their interests in said Policies. The document also describes the method that RiverSource Life of New York will use when a Policy is exchanged for a fixed benefit insurance policy pursuant to Rule 6e-3(T)(b)(13)(v)(B).

                       TRANSFER AND REDEMPTION PROCEDURES

I.   Purchase and Related Transactions

     A.   Premium Schedules and Underwriting Standards

          This Policy is a flexible premium policy. The Policyowner has flexibility, subject to certain restrictions, to determine the amount and frequency of premium payments. At the time of application, the Policyowner will determine a Scheduled Premium. The Scheduled Premium is a level amount at a fixed interval of time. However, the Policyowner can change the Scheduled Premium, skip premium payments or make additional premium payments. Generally, the Policyowner may, subject to certain restrictions, make premium payments in any amount and at any frequency.

          Failure to pay a Scheduled Premium will not itself cause a Policy to lapse. Payment of Scheduled Premiums, however, will not guarantee that it will remain in force. (For further information about when a Policy will lapse, see section III. C.)

          Each month, a deduction is made from the Policy Value for the cost of insurance, the cost of any riders, any policy fee and any administrative charge. The cost of insurance is based on the age, sex and rate classification of the Insured.

          The Policies will be offered and sold pursuant to established underwriting standards, and in accordance with state insurance laws, which prohibit unfair discrimination among Policyowners, but recognize that insurance costs must be based upon factors such as age, sex, health or occupation.

     B.   Application and Initial Premium Processing

Upon receipt of a completed application, RiverSource Life of New York will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the proposed Insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. A Policy will not be issued and consequently a Policy Date established, until this underwriting procedure has been completed.

          If a premium is submitted with the policy application, insurance coverage will begin immediately if the Insured is insurable under a temporary insurance agreement. Otherwise, insurance coverage will not begin until coverage is approved by RiverSource Life of New York.

          If a premium is not paid with the application, insurance coverage will begin on the date the premium is received, if the Insured is insurable under a temporary insurance agreement, or on the later of the date the premium is received or the date RiverSource Life of New York approves coverage if the Insured is not insurable under a temporary insurance agreement.

     C.   Premium Allocation

          In the application for a Policy, the Policyowner can allocate premiums to the Fixed Account and/or the subaccounts. Until the date that an application is approved by RiverSource Life of New York's underwriting department, the premiums received by RiverSource Life of New York are held in RiverSource Life of New York's Fixed Account and interest at the current Fixed Account interest rate is credited on the net premiums. As of the date RiverSource Life of New York's underwriting department approves the application, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or the subaccounts in accordance with the allocation instructions received from the Policyowner in the application. Future net premiums will be allocated to the Fixed Account and/or the subaccounts, in accordance with the application allocation instructions unless the Policyowner changes the allocation instructions by written request. Net premiums received after the date RiverSource Life of New York receives the new instructions, will be allocated to the Fixed Account and/or the subaccounts, based on the new allocation instructions.

     D.   Repayment of Loan

          A loan made under the policy will be subject to an interest rate as stated in the Policy. The Policyowner can at any time make a loan repayment which must be at least the minimum amount stated in the Policy or 100% of the amount of the outstanding loan, if less.

          When a loan is made, any loan taken from the subaccounts will be transferred to the Fixed Account. The portion of the Fixed Account Value which equals indebtedness will be credited with interest at the Fixed Account guaranteed interest rate.

          All loan repayments will be allocated to the Fixed Account and/or the subaccounts, using the premium allocation percentages in effect at the time of payment unless the Policyowner specifies that the loan repayment is to be allocated in a different manner.

II.  Transfer Among the Subaccounts and the Fixed Account.

     The Policy currently has a Fixed Account and multiple subaccounts. Except as noted in the next paragraph, the Policyowner may transfer at any time all or part of the value of a subaccount to other subaccounts, or to the Fixed Account by written request or other method acceptable to RiverSource Life of New York. Each transfer must be for a minimum of $250 or, if the value of the subaccount is less than $250, the value of the subaccount. The transfer will take effect on the date the request is received in good order by RiverSource Life of New York. RiverSource Life of New York reserves the right to limit the number of transfers each policy year, as stated in the

Policy, or charge a fee if the number of transfers exceeds a certain number, as stated in the Policy.

     The Policyowner may also transfer from the Fixed Account to the subaccounts once a year but only on the policy anniversary or within 30 days after such policy anniversary. If such a transfer is made, the Policyowner cannot transfer from the subaccounts back to the Fixed Account until the next policy anniversary. If RiverSource Life of New York receives a request within 30 days before a policy anniversary date, the transfer will be effective on the anniversary date. If RiverSource Life of New York receives a request within 30 days after a policy anniversary date, the transfer will be effective on the date the request is received by RiverSource Life of New York. The minimum transfer amount is $250 or the Fixed Account Value less indebtedness, if less. The maximum transfer amount is the Fixed Account Value less indebtedness.

     The owner also may request a transfer by calling RiverSource Life of New York. RiverSource Life of New York has the authority to honor any telephone transfer request believed to be authentic. RiverSource Life of New York is not responsible for determining the authenticity of such calls. A transfer request received before 4:00 p.m. Eastern time will be processed the same day. If a call or written request is received after 4:00 p.m. Eastern time, the request will be processed the following business day.

III. "Redemption" Procedures:  Surrender and Related Transactions

     A.   Surrender for Cash Value

          At any time before the death of the Insured, the Policyowner may completely Surrender the Policy by written request. Any Surrender payment from the subaccounts will be made within seven days after RiverSource Life of New York receives the Written request, unless payment is postponed pursuant to the relevant provisions of the Investment Company Act of 1940. Any surrender payment from the Fixed Account may be postponed for up to 6 months. If RiverSource Life of New York postpones payment more than 30 days, interest at an annual rate, as stated in the Policy, will be paid on the amount surrendered for the period of postponement. The Surrender payment will equal the Policyowner's Policy Value minus Indebtedness and any applicable Surrender Charge. The Surrender Charge applies for the number of Policy Years as stated in the Policy and for the number of years after a requested increase in Specified Amount as stated in the Policy.

          After the first policy year, the Policyowner may also request a partial surrender up to a certain percent, as stated in the Policy, of the Policy's Cash Surrender Value by written request or by calling RiverSource Life of New York. RiverSource Life of New York has the authority to honor any telephone surrender request believed to be authentic. RiverSource Life of New York is not responsible for determining the authenticity of such calls. A surrender request received before 4 p.m. Eastern time will be processed the same day. If the call or written request is received after 4 p.m., the request will be processed the following business day. A fee of $25, but not exceeding 2% of the amount surrendered is assessed for each partial surrender. The amount of any partial surrender must be at least $500.

     B.   Benefit Claims

          As long as the Policy remains in force, RiverSource Life of New York will pay a death benefit to the named beneficiary after receipt of due proof of death of the Insured unless the Policy is contested. The amount of the death benefit will be determined as of the date of death of the Insured. The death benefit proceeds will include interest from the date of death until the date of payment. The death benefit proceeds payable will be reduced by any Loan Balance.

          The policy provides two Death Benefit Options - Option 1 (a level amount option) and Option 2 (a variable amount option). The Policyowner chooses which option applies.

          Under Option 1, the death benefit is the greater of

               1)   the Specified Amount; or

               2)   the applicable percentage of the Policy Value.

          Under Option 2, the death benefit is the greater of

               1)   the Policy Value plus the Specified Amount; or

               2)   the applicable percentage of the Policy Value.

          In lieu of payment of the death benefit in a single sum, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Policy. The beneficiary may make an election unless the Policyowner has already done so. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the policy.

     C.   Policy Lapse

          A lapse will occur if, on the monthly date, the Cash Surrender Value is less than the monthly deduction for the policy month following such monthly date, and the policy is not being continued under a No Lapse Guarantee provision. It lapse is going to occur, RiverSource Life of New York will notify the Policyowner, and the Policyowner will have a 61 day grace period to make a premium payment so that the estimated Cash Surrender Value will be sufficient to cover the next three monthly deductions.

          The No Lapse Guarantee provision provides that during the No Lapse Guarantee Period, the policy will not lapse even if the Cash Surrender Value cannot cover the monthly deduction on a monthly date if the No Lapse Guarantee is in effect. The No Lapse Guarantee is in effect if, on a monthly date, (a) equals or exceeds (b) where:

               (a) is the sum of all premiums paid minus any partial surrenders and minus any indebtedness, and

               (b) is the required no lapse guarantee premiums shown in the Policy times the number of months since the Policy Date, including the current month.

     D.   Loans

          The Policyowner may take loans under the Policy at any time as long as the resulting Indebtedness (including any existing indebtedness) does not exceed a certain percent, as stated in the Policy, of the Policy Value, less surrender charges. The Policy is the only security for the loan. The requested loan amount will be taken from the Fixed Account and the subaccounts in proportion to their respective Values on the date of the loan, unless the Policyowner requests a different allocation. Any loan taken from the subaccounts will be transferred to the Fixed Account. (For further information about the loan provisions, see section State I. D.)

          The owner may obtain a loan by sending a written request or calling RiverSource Life of New York. RiverSource Life of New York has the authority to honor any telephone loan request believed to be authentic. RiverSource Life of New York is not responsible for determining the authenticity of such calls. A loan request received before 4 p.m. Eastern time will be processed the same day. If the call or written request is received after 4 p.m., the request will be processed the following business day.

                    CASH ADJUSTMENT UPON EXCHANGE OF CONTRACT

          At any time within 24 months of the Policy's Policy Date, the Policyowner may exchange the Policy for a Flexible Premium Adjustable Whole Life Policy which provides for benefits that do not vary with the investment return of the Variable Account. The exchange is acccomplished by transferring all of the Policy Value in the subaccounts to the Fixed Account.